
02040955

Manually Signed Copy with Exhibits


RECEIVED
JUL 1 2002
151

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to

Commission File number: 000-10906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The BOC Group, Inc. Savings Investment Plan
C/O The BOC Group, Inc.
575 Mountain Avenue
Murray Hill, NJ 07974

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The BOC Group, plc
Chertsey Road, Windlesham
Surrey GU 20 6HJ, England

The BOC Group, Inc.
Savings Investment Plan

Financial Statements
As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Supplemental Schedule as of December 31, 2001

The BOC Group, Inc.
Savings Investment Plan

Index to Financial Statements
December 31, 2001 and 2000

	Pages
Report of Independent Accountants	1
Financial Statements:	
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4 – 8
Supplemental Schedule:	
Schedule of Assets (Held at End of Year) as of December 31, 2001	9

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to The BOC Group, Inc. Savings Investment Plan.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
The BOC Group, Inc. Savings Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The BOC Group, Inc. Savings Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 13 2002

The BOC Group, Inc.
Savings Investment Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
(Dollars in 000's)

	2001	2000
Assets		
Investments, at fair value	$ 308,845	$ 297,357
Investments, at contract value	46,894	89,068
Total investments	355,739	386,425
Non-interest bearing cash	1	8
Net assets available for plan benefits	$ 355,740	$ 386,433

The accompanying notes are an integral part of these financial statements.

The BOC Group, Inc.
Savings Investment Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
(Dollars in 000's)

Additions	
Net investment income	$ 1,906
Contributions - participant	21,561
Contributions - employer	3,700
Other income, net	135
Total additions	27,302
Deductions	
Benefits paid to participants	23,510
Net depreciation in fair value of investments	34,485
Total deductions	57,995
Net decrease in net assets available for Plan benefits	(30,693)
Net assets available for Plan benefits, December 31, 2000	386,433
Net assets available for Plan benefits, December 31, 2001	$ 355,740

The accompanying notes are an integral part of these financial statements.

(Dollars in 000's)

1. Plan Description

The following description of The BOC Group, Inc. Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established as of June 1, 1979 by the Board of Directors of The BOC Group Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Eligible participants include all employees of the Company, as well as employees of subsidiary and affiliated companies to which the Plan has been extended, who have completed one month of continuous employment, except those who are covered by a collective bargaining agreement which does not provide for their eligibility in the Plan. Plan participation dates begin April 1st and October 1st of each year.

Contributions

The Plan is funded through participant and Company contributions.

Prior to July 1, 2001, the Plan provided for, among other things, the following: basic employee contributions of up to 6% and additional employee contributions of up to 10% of their compensation, a Company contribution of 50% of participants' basic contributions, and the introduction of the option to have the employer make contributions on a pre-tax basis for the employee, in accordance with Section 401(k) of the Internal Revenue Code. As of July 1, 2001, the Company match has been eliminated.

Additionally, beginning July 1, 2001, the Company changed the Plan's recordkeeper and trustee from Merrill Lynch Trust Company, FSB to JP Morgan/American Century Retirement Plan Services and The Chase Manhattan Bank, respectively.

All participant contributions and earnings are immediately vested and are not subject to forfeiture. The Company's matching contributions to participants' 401(k) accounts become vested on the earlier of the third anniversary of membership in the Plan, completion of five years of continuous service with the Company, death, disability, or reaching age 65 (normal retirement). The Company's contributions and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures are offset against the Company's future contributions. As of July 1, 2001, in connection with the elimination of the Company match, all Company contributions became immediately vested. For the year ended December 31, 2001, forfeited nonvested amounts totaled $351.

(Dollars in 000's)

Participant Loans
Loans are available to all participants in an amount up to a maximum of the lesser of $50,000 or 50% of a participant's vested account balance. The principal and interest must generally be repaid within a maximum period of four and one-half years, with the exception of loans used to acquire, construct, reconstruct or substantially rehabilitate the principal residence of a participant which may have a longer repayment period. Upon default as defined in the Plan agreement, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The loans are collateralized by the balance in the participant's account. Interest rates on outstanding loans ranged from 7.00% to 11.50% and 7.75% to 11.50% at December 31, 2001 and 2000, respectively. Principal and interest are paid ratably through payroll deductions.

Distributions
When a participant retires or terminates employment because of disability, the entire vested amount in the participant's account can be distributed in the form of annuity payments or, at the participant's election, in a single payment as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $5,000, the balance in the account will remain in the Plan until a later date but not beyond age 65. When a participant dies, the entire amount in the participant's account is distributed to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant does not terminate because of retirement, disability, or death), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $5,000 and the participant does not request the distribution, the former participant's account shall remain in the Plan and the vested portion shall be distributed only 1) at the former participant's request, 2) when the participant reaches retirement age, 3) upon total and permanent disability, or 4) upon death, whichever is earliest.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
Merrill Lynch Trust Company, FSB, for the period January 1, 2000 through June 30, 2001, and JP Morgan/American Century Retirement Plan Services, for the period July 1, 2001 through December 31, 2001 (the "Trustees") determined fair value of the assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or

(Dollars in 000's)

quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices.

The Interest Income Fund consists primarily of benefit responsive guaranteed investment contracts ("GIC"). These contracts are valued at contract value plus accrued interest, which approximates fair value. At December 31, 2001 and 2000, the Plan held GICs with a contract value of $36,690 and $78,566, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the issuers or otherwise. The average yield on these investments was 6.45% for the year ended December 31, 2001. The crediting interest rate ranged from 5.30% to 8.02% for the year ended December 31, 2001. The crediting rate is based on a formula agreed upon with the issuers and is maintained for the life of the contract.

All other investments are carried at their fair value at the close of business on December 31, 2001 and 2000, as determined by the Trustees. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Net Appreciation and Depreciation in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a variety of funds. Investments held by the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

(Dollars in 000's)

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Sponsor believes that the Plan continues to be designed and operated in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.

4. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets of the Plan are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5. Plan Expenses

Administrative expenses (i.e. custodian, recordkeeping) of the Plan are paid by the Company. Investment management fees are paid by the participants and the amount is included in net investment income in the Statement of Changes in Net Asset Available for Plan Benefits.

6. Investments

The following table presents the fair value of the Plan's investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

		December 31,	
Identity of Issuer	**Fund**	**2001**	**2000**
Merrill Lynch	Asset Allocation	$ -	$ 53,644
BGI	S&P 500 Stock Fund	-	60,558
Dodge & Cox, Inc.	Equity Income Fund	-	31,674
Putnam	Voyager Fund	-	131,869
American Century	Heritage Fund	40,847	-
American Century	Strategic Asset Allocation - Moderate	45,203	-
Dodge & Cox, Inc.	Stock Fund	46,165	-
American Century	Equity Index	48,547	-
American Funds	Growth Fund of America	49,146	-
JP Morgan	Public Bonds Fund	32,550	-

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $34,485.

	For the Year Ended December 31, 2001
BOC Company Stock	$ (493)
Common/collective trust fund	(33,992)
	$ (34,485)

The BOC Group, Inc.
Savings Investment Plan

Schedule of Assets (Held at End of Year)
December 31, 2001
(Dollars in 000's)

Identity of Issuer	Description of Investments	Market
American Century*	International Growth	$ 2,419
PIMCO	Total Return	4,676
American Century*	Heritage	40,847
American Century*	Small Cap Value	7,652
American Funds	New Perspective	3,179
American Century*	Strategic Asset Allocation - Conservative	1,441
American Century*	Strategic Asset Allocation - Moderate	45,203
American Century*	Strategic Asset Allocation - Aggressive	2,654
Dodge & Cox	Stock Fund	46,165
American Century*	Equity Index	48,547
American Funds	Growth Fund of America	49,146
JP Morgan*	Dynamic Small Cap	3,336
American Century*	Brokerage	803
JP Morgan*	Liquidity Fund	1,324
US Treasury	US Treasury Note	112
JP Morgan*	Corporate Private Placement Fund	1,843
JP Morgan*	Mortgage Private Placement Fund	11,219
JP Morgan*	Public Bonds Fund	32,550
JP Morgan*	Public Mortgage Fund	2,043
The BOC Group, Inc.*	Company Stock Fund	3,686
JP Morgan Chase*	Cash Investment Fund	1
Prudential Insurance	Investment Contract #GA-10088	5,468
Bayerische Landesbank	Investment Contract #00-009A	2,084
Security Life of Denver	Investment Contract #SA0214	5,236
John Hancock Mutual Life	Investment Contract #14926 GAC	2,265
New York Life Insurance Co.	Investment Contract #GA-30713	5,180
Principal Financial Group	Investment Contract #4-34744	5,080
New York Life Insurance Co.	Investment Contract #GA-30902	3,028
Monumental Life Insurance Co.	Investment Contract #MDA 00027 FR	2,505
Security Life of Denver	Investment Contract #FA 0808	4,009
Sun America	Investment Contract #4881	2,589
JP Morgan Chase*	Synthetic GIC Wrapper	(754)
	Participant Loans interest rates ranged from 7.00% and 11.50% and have original maturities of 1 month to 15 years)	10,204
	Total assets	$ 355,740

* Parties-in-interest

The BOC Group, Inc. Savings Investment Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Murray Hill, New Jersey, on this 27th day June, 2002.

The BOC Group, Inc. Savings Investment Plan

By: 

Name: Gerard J. Murray
Title: Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document	Sequential Page Number
23	Independent Auditors' Consent	16

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-85024) of The BOC Group plc of our report dated May 13, 2002 relating to the financial statements of The BOC Group, Inc. Savings Investment Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
June 28, 2002